UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

Amendment No. 1
to
Schedule 13E-3

(rule 13e-100)

TRANSACTION STATEMENT PURSUANT TO SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

Community Banks of Georgia, Inc.
(Name of the Issuer)

Community Banks of Georgia, Inc.
CBG Interim Corporation

John T. Trammell	Donald Keeter
Mickey Dunn	Boyd Lee Mulins
Frank Eubanks	Pierce Neese
Robert James	Geraldine Moody

(Names of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)
_______________________________

John T. Trammell
President and Chief Executive Officer of Community Banks of Georgia, Inc.
15 Sammy McGhee Boulevard
Jasper, Georgia 30143 (706) 253-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
Copy to: Richard R. Cheatham, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 (404) 815-6500
______________________________

This statement is filed in connection with (check the appropriate box):

a.	[X]
The filing of solicitation materials or an information statement subject to Regulation14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”)

b.	[_]	The filing of a registration statement under the Securities Act of 1933.

c.	[_]	A tender offer.

d.	[_]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

Check the following box if the filing is a final amendment reporting the results of the transaction.  [__]

Calculation of Filing Fee

Transaction valuation *	Amount of filing fee
$1,204,859	$240.97
* For purposes of calculating the fee only. As determined by reference to Section 13(e) of the Securities and Exchange Act of 1934 and Rule 0-11 thereunder, the amount assumes the acquisition of 57,787 shares of common stock of the issuer for $20.85 per share in cash. The amount of the filing fee equals $141.81, plus one-fiftieth of one percent of the aggregate transaction value ($240.97) offset by $141.81, or $99.16.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is filed by the filing persons listed on the cover of this Schedule in connection with an Plan of Reorganization and Agreement of Merger (the “Plan”) that is designed to take Community Banks of Georgia, Inc. (the “Company”) private by reducing its number of shareholders of record below 300. A copy of the Plan is attached as Appendix A to the Preliminary Proxy Statement filed by the Company with this Schedule (the “Proxy Statement”). The Proxy Statement is being filed concurrently under cover of Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934. The Proxy Statement relates to a special meeting of shareholders at which The Company’s shareholders will consider and vote upon the Plan.

All information contained in this Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. The Proxy Statement is currently in preliminary form and is subject to further revision. This Schedule will be amended to reflect such revisions. Capitalized terms but not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET”.

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “INFORMATION ABOUT THE COMPANY AND ITS AFFILIATES”.

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Community Banks of Georgia, Inc., 15 Sammy McGhee Boulevard, Jasper, Georgia 30143, telephone (706) 253-9600. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT THE COMPANY AND ITS AFFILIATES”.

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SUMMARY TERM SHEET”, “SPECIAL FACTORS”, and “DESCRIPTION OF THE PLAN OF REORGANIZATION AND AGREEMENT OF MERGER”.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS”.

Item 6.	Purposes of the Transaction and Plans or Proposals

The common stock acquired in the transaction will be cancelled. Other than the reorganization described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiary;

(2)	Any purchase, sale or transfer of a material amount of assets of the Company or its subsidiary;

(3)	Any material change in the Company’s present dividend rate or policy or in its indebtedness or capitalization;

(4)
Any change in the Company’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	Any other material change in the Company’s corporate structure or business;

(6)
Any class of the Company’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)
Except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company’s common stock under the Exchange Act, any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	Except as described in response to Item 7, the suspension of the Company’s obligation to file reports under Section 12(g) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS” and “FINANCIAL INFORMATION”.

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS”.

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS” and Appendix F thereto. The Opinion attached as Appendix F to the proxy statement hereto constitute the only written materials furnished to the board of directors by an outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SOURCE OF FUNDS AND EXPENSES”.

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT THE COMPANY AND ITS AFFILIATES”.

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS”.

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “FINANCIAL INFORMATION” and to Appendices B, C and D thereto.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SOURCE OF FUNDS AND EXPENSES” and “GENERAL”.

Item 15.	Additional Information

Not applicable.

Item 16. Exhibits

(a)(3)(i)
Preliminary Proxy Statement of Community Banks of Georgia, Inc. for Special Meeting of Shareholders (“Proxy Statement”) (incorporated by reference from the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A).

(a)(3)(ii)	Proxy Card for Special Meeting of Shareholders (included with Proxy Statement filed as Exhibit (a)(3)(i)).

(c)(1)	Report of the Financial Consultant (included with the Proxy statement filed as Exhibit (a)(3)(i)).

(f)	Description of Dissenters’ Rights and Procedure for Exercise (included in the Proxy Statement filed as Exhibit (a)(3)(i)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY BANKS OF GEORGIA, INC.

By:	/s/ John T. Trammell
John T. Trammell President and Chief Executive Officer

Date:	June 17, 2005

CBG INTERIM CORPORATION

By:	/s/ John T. Trammell
John T. Trammell President

Date:	June 17, 2005

OTHER FILERS:

By:	/s/ Mickey Dunn
Mickey Dunn
Date:	June 17, 2005

By:	/s/ Frank Eubanks
Frank Eubanks
Date:	June 17, 2005

By:	/s/ Robert James
Robert James
Date:	June 17, 2005

By:	/s/ Donald Keeter
Donald Keeter
Date:	June 17, 2005

By:	/s/ Boyd Lee Mullins
Boyd Lee Mullins
Date:	June 17, 2005

By:	/s/ Pierce Neese
Pierce Neese
Date:	June 17, 2005

By:	/s/ Geraldine Moody
Geraldine Moody
Date:	June 17, 2005

By:	/s/ John T. Trammel
John T. Trammell
Date:	June 17, 2005

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